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Exhibit 99.2

77 King St. W., Suite 4010 P.O. Box 159 Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2018 THIRD QUARTER RESULTS AND INCREASES ITS MONTHLY DISTRIBUTION

November 6, 2018, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") announced today its combined results for the three and nine month periods ended September 30, 2018, and an increase to its targeted annualized distribution to $2.80 from $2.72 per unit, to be effective upon the distribution payable in mid-January 2019.

"The Granite team continues to successfully execute on our corporate objectives for 2018, including the reduction in Magna concentration and conversely the growth in modern distribution and e-commerce markets and assets. The sale of the special purpose assets announced so far in 2018 will impact FFO(1) and AFFO(2) in the short term, but the resultant liquidity further positions us to successfully capitalize on strategic growth opportunities in our target markets in 2019 consistent with our strategic plan. The announced increase in our distribution to an annualized target of $2.80 per unit for 2019 and longer term target AFFO payout ratio(3) of 80% reflect our confidence in achieving those objectives," commented Kevan Gorrie, President and Chief Executive Officer.

HIGHLIGHTS

Highlights for the three month period ended September 30, 2018, including events subsequent to the quarter, are set out below:

  •
  Granite's revenue was $63.8 million in the third quarter of 2018 compared to $60.8 million in the prior year period;

  •
  Funds from operations ("FFO")(1) was $39.1 million ($0.86 per unit) in the third quarter of 2018 compared to $40.5 million ($0.86 per unit) in the third quarter of 2017, which included $1.6 million ($0.03 per unit) relating to lease termination and close-out fees in revenue;

  •
  Adjusted funds from operations ("AFFO")(2) was $37.7 million ($0.82 per unit) in the third quarter of 2018 compared to $40.1 million ($0.85 per unit) in the third quarter of 2017;

  •
  On September 13, 2018, Granite completed the sale of its two U.S. special purpose properties located in Piedmont, South Carolina and Clinton, Tennessee for approximately $271 million that comprised 1.6 million square feet and generated annualized revenue of $18.3 million. Subsequent to its previous announcement on July 30, 2018, Granite consented to the rescission by Magna of its exercise of its right of first refusal to purchase these properties and agreed to complete the sales with the original third party buyer on terms more favourable to Granite. Granite also sold four additional properties (including one subsequent to the third quarter) for approximately $71 million that comprised 0.5 million square feet and generated annualized revenue of $4.7 million;

  •
  On July 12, 2018, Granite acquired a 0.7 million square foot property in Germany for $82.7 million at an in-going yield of 5.4% and a weighted average lease term of 4.7 years. During the third quarter, Granite committed to acquire a property under development in the state of Texas, making a US$20.0 million deposit in connection therewith. This commitment to purchase is subject to specific confidentiality provisions and customary closing conditions including certain purchase rights in favour of the tenant and is expected to close concurrently with the lease commencement in the third quarter of 2019 following construction of the building. On November 1, 2018, Granite acquired approximately 13 acres of development land in West Jefferson, Ohio;

  •
  Effective August 1, 2018, Kevan Gorrie became Granite's new President and Chief Executive Officer;

  •
  On November 6, 2018, Granite approved an increase to its targeted annualized distribution by 2.9% to $2.80 ($0.233 per month) per stapled unit commencing with the monthly distribution payable in mid-January 2019, marking its seventh consecutive annual increase and representing a cumulative increase of 40.0% to its distribution; and

  •
  Granite anticipates that it will declare a special distribution to unitholders in the fourth quarter of 2018 as a result of the increase in taxable income generated by the sale transactions completed during the nine month period ended September 30, 2018 and those anticipated to be completed during the fourth quarter of 2018. Granite intends to make the special distribution payable partially in cash and partially in units, to provide unitholders with cash to fund the additional tax associated with the special distribution, while preserving most of the net cash proceeds generated by the sale transactions for reinvestment in the acquisition and development of real estate properties in keeping with its strategy.

    The amount of Granite's special distribution is expected to be approximately $1.20 per unit based on the number of units outstanding as of the date hereof which will be declared payable on or before December 31, 2018 to unitholders of record on the date the distribution becomes payable.

    Granite intends to make a portion of the special distribution payable by the issuance of additional units (subject to receipt of all regulatory approvals) based on the closing market price of the units on the record date of the distribution. Immediately following the special distribution, the outstanding units of Granite will be consolidated such that each unitholder will hold, after the consolidation, the same number of units as such unitholder held before the special distribution. The amount of the special distribution payable in units will add to the tax cost basis of unitholders' consolidated units. The remaining portion of the special distribution will be payable in cash to cover any non-resident withholding taxes or other income tax obligations that may arise for unitholders from the additional taxable income distributed via the special distribution. A further update will be provided when the special distribution is declared including confirmation of the precise amount and mix of consideration of the special distribution.

    Granite cautions that the foregoing comments are not intended to be, and should not be construed as, legal or tax advice to any particular unitholder. Granite recommends that unitholders consult their own tax advisors regarding the income tax consequences to them of this anticipated special distribution and related unit consolidation.

Financial, Operating and Property Highlights

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)	2018	2017	2018	2017
Revenue(4)	$63.8	$60.8	$187.6	$182.1
Net income attributable to stapled unitholders	$157.8	$51.0	$379.3	$124.1
Funds from operations ("FFO")(1)	$39.1	$40.5	$128.0	$111.6
Adjusted funds from operations ("AFFO")(2)	$37.7	$40.1	$98.3	$112.8
Diluted FFO per stapled unit(1)	$0.86	$0.86	$2.79	$2.37
Diluted AFFO per stapled unit(2)	$0.82	$0.85	$2.14	$2.39

As at September 30 and December 31,	2018	2017
Fair value of investment properties(5)	$3,198.0	$2,733.6
Assets held for sale(5)	$17.0	$391.4
Cash and cash equivalents	$192.7	$69.0
Total debt	$715.9	$741.4
Number of income-producing properties(5)	85	84
Gross leasable area ("GLA"), square feet(5)	32.5	29.1
Occupancy, by GLA(5)	97.3%	98.4%
Magna as a percentage of annualized revenue(5)	57%	71%
Magna as a percentage of GLA(5)	48%	61%
Weighted average lease term, in years by GLA(5)	5.9	5.9
Overall capitalization rate(5)(6)	6.8%	7.6%

GRANITE'S COMBINED FINANCIAL RESULTS

For the three month period ended September 30, 2018, revenue increased by $3.0 million to $63.8 million from $60.8 million in the third quarter of 2017. The increase in revenue was primarily due to acquisitions and leasing activity, partially offset by a decrease in revenue from property dispositions.

For the nine month period ended September 30, 2018, revenue increased by $5.5 million to $187.6 million from $182.1 million in the prior year period. The increase in revenue was primarily due to acquisitions, favourable foreign exchange rates, leasing activity and contractual rent increases, partially offset by a decrease in revenue from property dispositions and vacancies.

Granite's net income attributable to stapled unitholders in the third quarter of 2018 was $157.8 million compared to $51.0 million for the third quarter of 2017. For the nine month period ended September 30, 2018, net income attributable to stapled unitholders was $379.3 million compared to $124.1 million in the prior year period. Net income increased by $106.8 million and $255.2 million in the three and nine months ended September 30, 2018 compared to the prior year periods, respectively, mainly from net fair value gains on investment properties.

FFO for the third quarter of 2018 was $39.1 million compared to $40.5 million in the prior year period. The $1.4 million decrease in FFO was largely as a result of increased general and administrative expenses associated with Granite's former Chief Executive Officer, higher interest expense and net foreign exchange losses, partially offset by the increase in revenue as noted previously.

FFO for the nine months ended September 30, 2018 was $128.0 million compared to $111.6 million in the prior year period. The $16.4 million increase in FFO was primarily related to the significant foreign exchange gain on the remeasurement of US dollar cash proceeds from the sale of three properties in January 2018, the proxy contest expenses incurred in connection with the annual general meeting in the prior year period and the increase in revenue as noted previously.

AFFO for the third quarter of 2018 was $37.7 million compared to $40.1 million in the prior year period. The net $2.4 million decrease in AFFO was primarily due to the decrease in FFO noted above and improvement capital expenditures paid.

AFFO for the nine months ended September 30, 2018 was $98.3 million compared to $112.8 million in the prior year period. The net $14.5 million decrease in AFFO was primarily due to payments made in connection with improvement capital expenditures, tenant incentives and leasing commissions, partially offset by the increase in FFO noted above.

A more detailed discussion of Granite's combined financial results for the three and nine month periods ended September 30, 2018 and 2017 is contained in Granite's Management's Discussion and Analysis of

Results of Operations and Financial Position ("MD&A") and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

CONFERENCE CALL

Granite will hold a conference call on Wednesday, November 7, 2018 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-901-3958. Overseas callers should use +1-416-641-6700. Please call in at least 10 minutes prior to start time. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and overseas — +1-416-626-4100 (enter reservation number 21897508) and the rebroadcast will be available until Monday, November 19, 2018.

OTHER INFORMATION

Additional property statistics as at September 30, 2018 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 investment properties representing approximately 33 million square feet of leasable area.

For further information, please contact Kevan Gorrie, President and Chief Executive Officer, at 647-925-7580 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities and to strategically redeploy the proceeds from recently sold properties; the expected completion of the acquisition of a property in the United States and the construction and leasing of a building thereon; Granite's ability to dispose of any non-core assets on satisfactory terms; Granite's ability to meet its target occupancy goals; the payment of and form of consideration of the expected special distribution; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2017 dated March 1, 2018, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2017 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Readers are cautioned that certain terms used in this press release such as FFO, AFFO and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2018 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)
AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(3)
The AFFO payout ratio is calculated as distributions declared to unitholders divided by AFFO in a period. The AFFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

(4)
The Trust has retrospectively applied IFRS 15, Revenue from Contracts with Customers (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS" in Granite's MD&A).

(5)
Assets held for sale are excluded from investment properties and related property metrics. Accordingly, two such assets that were held for sale at September 30, 2018 and 10 such assets that were held for sale at December 31, 2017 were excluded from investment properties and related property metrics at September 30, 2018 and December 31, 2017, respectively.

(6)
Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

		Three Months Ended September 30,		Nine Months Ended September 30,
Reconciliation of FFO and AFFO to Net Income Attributable to Stapled Unitholders (in millions, except per unit amounts)		2018	2017	2018	2017
Net income attributable to stapled unitholders		$157.8	$51.0	$379.3	$124.1
Add (deduct):
Fair value gains on investment properties, net		(141.6)	(17.0)	(301.8)	(26.9)
Fair value losses (gains) on financial instruments		(1.4)	(0.9)	(0.9)	0.4
Acquisition transaction costs		5.8	0.3	7.6	0.3
Loss on sale of investment properties		4.1	—	5.4	—
Other income — settlement award		—	—	(2.3)	—
Current income tax expense associated with the sale of an investment property		—	—	0.2	—
Deferred income tax expense		14.3	7.1	40.4	13.7
Non-controlling interests relating to the above		0.1	—	0.1	—

FFO	[A]	$39.1	$40.5	$128.0	$111.6
Add (deduct):
Maintenance or improvement capital expenditures paid		(1.6)	(0.6)	(16.6)	(1.4)
Leasing commissions paid		—	(1.3)	(4.0)	(1.4)
Tenant incentives paid		(0.5)	(0.3)	(9.8)	(0.8)
Tenant incentive amortization		1.4	1.4	4.1	4.0
Straight-line rent amortization		(0.7)	0.4	(3.4)	0.8

AFFO	[B]	$37.7	$40.1	$98.3	$112.8
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.86	$0.86	$2.79	$2.37

Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.82	$0.85	$2.14	$2.39

Basic weighted average number of stapled units	[C]	45.7	47.1	45.9	47.1

Diluted weighted average number of stapled units	[D]	45.8	47.2	45.9	47.2

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HIGHLIGHTS
GRANITE'S COMBINED FINANCIAL RESULTS
CONFERENCE CALL
OTHER INFORMATION
FORWARD-LOOKING STATEMENTS